UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 14, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

Pursuant to Article 157, paragraph 4, of Law No. 6,404/76 and CVM Ruling No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) hereby informs its shareholders and the market in general that, after the conclusion of viability studies and detailed analysis by the Company management since 2014, the Board of Directors in an Extraordinary Board of Directors Meeting held on May 14, 2015 approved the expansion plan of the Company consisting of the construction of a new line of pulp production in the city of Três Lagoas, state of Mato Grosso do Sul, called Horizonte 2 Project.

The Horizonte 2 Project consists in the construction of a new bleached eucalyptus pulp production line with capacity of 1.75 million tons per year and an estimated investment of R$ 7,700,000,000.00 (seven billions and seven hundred millions reais). The startup of the new production line is projected for the fourth quarter of 2017.

The Project will be financed by the free cash flow of the Company and financing, in accordance to the limits established on the Indebtedness Management Policy.

The Company considers appropriate to release this material fact to the market, reinforcing its commitment to transparency with its investors.

São Paulo, May 14 2015.

FIBRIA CELULOSE S.A.
Guilherme Perboyre Cavalcanti
Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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